UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO.3*

                               CELLCOM ISRAEL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M2196U-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     PEC Israel Economic Corporation
     13-1143258
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Maine
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           12,187,500
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             12,187,500
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     12,187,500
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     12.25%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Communication and Technology Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           12,188,355
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             12,188,355
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     12,188,355
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     12.25%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,450,000 (*)
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,450,000 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,450,000 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.73%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) Includes (i) 24,375,855 Ordinary Shares held by PEC Israel Economic Corporation and DIC Communication and Technology Ltd., which are wholly-owned subsidiaries of Discount Investment Corporation Ltd. ("DIC");
     (ii) 23,661,645 Ordinary Shares held directly by DIC; and (iii) 3,412,500 Ordinary Shares, representing approximately 3.43% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in DIC and whose dispositive power in respect of these shares is subject to certain rights of DIC, (collectively, the "DIC Shareholdings"). Does not include 15,094 Ordinary Shares held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., an indirect subsidiary of DIC, as portfolio managers (the "Epsilon Shareholdings"). The reporting person disclaims beneficial ownership of the Epsilon Shareholdings.


(**) Excludes the Epsilon Shareholdings.


                               Page 4 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,509,347 (*)
by Each Reporting       -------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,509,347 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,509,347 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.79%%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd., for their own account. Does not include (i) 1,890,751 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of CIEH and 7,948 Ordinary Shares held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers (collectively, the "CIEH Shareholdings"); and (ii) the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of the CIEH Shareholdings and the Epsilon Shareholdings. See Item 4.

(**) Excludes the CIEH Shareholdings and the Epsilon Shareholdings.


                               Page 5 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,509,347 (*)
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,509,347 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,509,347 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.79%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of the CIEH Shareholdings and the Epsilon Shareholdings. See Item 4.

(**) Excludes the CIEH Shareholdings and the Epsilon Shareholdings.


                               Page 6 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,509,347 (*)
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,509,347 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,509,347 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.79%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of the CIEH Shareholdings and the Epsilon Shareholdings. See Item 4.

(**) Excludes the CIEH Shareholdings and the Epsilon Shareholdings.


                               Page 7 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,509,347 (*)
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,509,347 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,509,347 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.79%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of the CIEH Shareholdings and the Epsilon Shareholdings. See Item 4.

(**) Excludes the CIEH Shareholdings and the Epsilon Shareholdings.


                               Page 8 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,509,347 (*)
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,509,347 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,509,347 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.79%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of the CIEH Shareholdings and the Epsilon Shareholdings. See Item 4.

(**) Excludes the CIEH Shareholdings and the Epsilon Shareholdings.


                               Page 9 of 13 pages

                                  SCHEDULE 13G

CUSIP NO.  M2196U-10-9

--------------------------------------------------------------------------------
1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        5.   Sole Voting Power
                             0
                        --------------------------------------------------------
Number of Shares        6.   Shared Voting Power
Beneficially Owned           51,509,347 (*)
by Each Reporting       --------------------------------------------------------
Person With:            7.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        8.   Shared Dispositive Power
                             51,509,347 (*)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     51,509,347 (*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [X] (**)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     51.79%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) Includes (i) the DIC Shareholdings; and (ii) 59,347 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of the CIEH Shareholdings and the Epsilon Shareholdings. See Item 4.

(**) Excludes the CIEH Shareholdings and the Epsilon Shareholdings.


                              Page 10 of 13 pages

ITEM 1(A). NAME OF ISSUER:

     Cellcom Israel Ltd. (the "Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     10 Hagavish Street
     Netanya 42140
     Israel

ITEM 2(A). NAME OF PERSON FILING:

     This Statement is filed by:

     (1) PEC Israel Economic Corporation

     (2) DIC Communication and Technology Ltd.

     (3) Discount Investment Corporation Ltd.

     (4) IDB Development Corporation Ltd.

     (5) IDB Holding Corporation Ltd.

     (6) Mr. Nochi Dankner

     (7) Mrs. Shelly Bergman

     (8) Mrs. Ruth Manor and

     (9) Mr. Avraham Livnat

     The foregoing entities and individuals are collectively referred to in this Statement as the "Reporting Persons".

     (1) PEC Israel Economic Corporation, a Maine private corporation ("PEC"), holds directly Ordinary Shares, par value NIS 0.01 per share, of the Issuer (the "Ordinary Shares").

     (2) DIC Communication and Technology Ltd., an Israeli private corporation ("DIC Communication"), holds directly Ordinary Shares.

     (3) PEC and DIC Communication are wholly owned subsidiaries of Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"). By reason of DIC's control of PEC and DIC Communication, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by PEC and DIC Communication. Also, DIC holds directly Ordinary Shares, and the voting rights in respect of additional Ordinary Shares held by two other shareholders of the Issuer.

     (4) DIC is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development"). By reason of IDB Development's control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC. Also, other subsidiaries of IDB Development hold directly Ordinary Shares for their own account. By reason of IDB Development's control of these other subsidiaries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by these other subsidiaries.

     (5) IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development.

     (6) Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above. By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development.


                              Page 11 of 13 pages

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Name of Reporting Person                 Address

PEC Israel Economic Corporation          The Triangular Tower, 44th Floor, 3
                                         Azrieli Center, Tel Aviv 67023, Israel.

DIC Communication and Technology Ltd.    The Triangular Tower, 44th Floor, 3
                                         Azrieli Center, Tel Aviv 67023, Israel.

Discount Investment Corporation Ltd.     The Triangular Tower, 44th Floor, 3
                                         Azrieli Center, Tel Aviv 67023, Israel.

IDB Development Corporation Ltd.         The Triangular Tower, 44th Floor, 3
                                         Azrieli Center, Tel Aviv 67023, Israel.

IDB Holding Corporation Ltd.             The Triangular Tower, 44th Floor, 3
                                         Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner                        The Triangular Tower, 44th Floor, 3
                                         Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman                      9 Hamishmar Ha'Ezrachi Street, Afeka,
                                         Tel Aviv 69697, Israel.

Mrs. Ruth Manor                          26 Hagderot Street, Savyon 56526,
                                         Israel.

Mr. Avraham Livnat                       Taavura Junction, Ramle 72102, Israel.

ITEM 2(C).                               PLACE OF ORGANIZATION OR CITIZENSHIP:

PEC Israel Economic Corporation          Maine, U.S.A.
DIC Communication and Technology Ltd.    Israel
Discount Investment Corporation Ltd.     Israel
IDB Development Corporation Ltd.         Israel
IDB Holding Corporation Ltd.             Israel
Mr. Nochi Dankner                        Israeli
Mrs. Shelly Bergman                      Israeli
Mrs. Ruth Manor                          Israeli
Mr. Avraham Livnat                       Israeli

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Ordinary Shares

ITEM 2(E). CUSIP NUMBER:

     M2196U-10-9

ITEM 3. Not applicable.

ITEM 4. OWNERSHIP

(a)  Amount beneficially owned: See Row 9 of cover page for each Reporting
     Person.

(b) Percent of class: See Row 11 of cover page for each Reporting Person. The percent is based on 99,464,750 Ordinary Shares outstanding as of December 31, 2010.

(c)  Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

     (ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

     (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

     (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Each of IDB Development, IDB Holding, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat disclaims beneficial ownership, and this Statement shall not be construed as an admission by each of them that they are the beneficial owners, of the Ordinary Shares covered by this Statement.


                              Page 12 of 13 pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Item 2(a) above.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2011

                    PEC ISRAEL ECONOMIC CORPORATION
                    DIC COMMUNICATION AND TECHNOLOGY LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY: DISCOUNT INVESTMENT CORPORATION LTD.

                                  (signed)
                    BY: ______________________________

                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Communication and Technology Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 1 through 8 to the intial Statement on
                    Schedule 13G filed by the Reporting Person with the Securities and Exchange Commission on February 6, 2008.


                              Page 13 of 13 pages